U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2023

Shared Capital Cooperative

(Exact name of issuer as specified in its charter)

Minnesota	41-1621896
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2388 University Ave W, Suite 300

Saint Paul, MN 55114

(Address, including zip code of principal executive office)

(612)767-2100

(Issuer’s telephone number, including area code)

Class A Preferred Stock

3-Year Note

5-Year Note

10-Year Note

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Business

See Form 1-A, Part II, Item 7.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with (i) Shared Capital’s financial statements (see Shared Capital’s audit reports for 2022 and 2023) and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

Financial Performance

Shared Capital is a growing CDFI lender with healthy financials and a steadily growing loan portfolio. Over the past 7 years, Shared Capital’s assets have grown from $11.2 million to $25.5 million. 2023 saw a record lending year for Shared Capital, closing $14.7 million in loans to cooperative businesses (compared to $8.2 million in 2022, which was our previous record). Gross profit from lending activities increased by an average of 9.67% between 2018-2022, and increased by 50.12% in 2023.

Operating Results

Increases in gross profit have been driven primarily by growth in annual lending volume resulting in greater outstanding loans receivable and higher earned revenue from interest and fees. 2023 net income was $146,684 on revenues of $3.86 million (up from $2.5 million in 2022) after dividends and provisions for loan loss reserves and taxes.

Major Capital and Funding Sources

The CDFI Fund of the US Department of Treasury is one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities, and Shared Capital has received multiple CDFI Fund awards in recent years. In 2021, Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI). Shared Capital did not receive CDFI funding in 2022 or 2023.

We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with nearly 1,500 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and also depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines. These awards do not substantially fund operations – they are primarily used for lending capital.

In 2019, Shared Capital received a one-time $5 million multi-year award from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business to worker cooperatives.

1 of 5

Liquidity and Capital Resources

With the record lending year in 2023, Shared Capital’s cash and near-cash assets dropped in 2023, limiting available loan capital for 2024, and highlighting the usefulness of new investments to meet the persistent need. Shared Capital has consistently maintained high rates of deployment of its lending capital, often at 90% or higher. Over the next five years, we anticipate continued strong and growing demand for loans but lower deployment rates as we have raised and continue to raise capital. We expect average deployment of 60-75% over the next two years increasing to 70-85% in years 3 and 4. At this time, there are no planned capital expenditures that would deplete cash reserves.

Portfolio Risk and Loan Losses

The Cooperative has a successful 40-year track record of lending, but from time to time we have experienced loan losses due to unexpected changes in the market. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives, resulting in the loss by Shared Capital of two significant loans to housing co-ops in 2008 and 2011. Likewise, unforeseeable market changes in the future could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger than anticipated loan losses.

Trend Information

Over the past six years, we have witnessed a growing interest in cooperative models as solutions to economic and racial equity challenges, and the interest intensified because of the COVID-19 pandemic. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. In addition, we are seeing growing interest from philanthropy, government, and private investors in investing in cooperative development and in investing through CDFIs. We expect this focused interest to provide the opportunity for continued growth in the capital available for our work over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities that continue to emerge signal a high likelihood that grant and contribution revenue may continue to be available for the next several years, as we continue to increase our self-sufficiency and reduce our reliance on grants for operations.

Item 3. Directors and Officers

Name	Position	Age	Term of Office[1]	Years of Relevant Experience
Executive Officers[2]
Terence Courtney	President of the Board	51	6/12/2020-8/2023	27
Camille Kerr	Vice President of the Board	40	6/24/2020-8/2023	12
Holly Jo Sparks	Treasurer of the Board	48	4/19/2017-8/2023	29
Charity Schmidt	Secretary of the Board	37	8/11/2022-8/2025	11

Directors[3]
Thomas Beckett	Director	62	4/30/2015-6/2024	32
Enrique Blanco	Director	43	6/22/2023-8/2026	17
Anna Boyer	Director	44	8/11/2022-8/2025	16
Terence Courtney	Director and President	51	6/12/2020-8/2026	27
Alexandra Devendra	Director	40	6/22/2023-6/2024	5
Camille Kerr	Director and Vice President	40	6/24/2020-6/2023	11
Gail Patrice Lockert Anthony	Director	63	5/18/2021-6/2024	20
Repa Mekha	Director	65	5/15/2019-8/2026	37
Julie Ristau	Director	69	5/24/2018-8/2025	17
Charity Schmidt	Director and Secretary	37	8/11/2022-8/2025	11
Holly Jo Sparks	Director and Treasurer	48	4/19/2017-8/2026	29

Significant Employees[4]			Start of Employment
Christina Jennings	Executive Director	53	8/25/2008	25
Mark Downey	Director of Finance and Operations	60	4/30/2021	38

[1]	Officers of the Board serve one-year terms, which may be consecutive. Directors serve terms of up to three years, which may also be consecutive. The start dates listed refer to the date the person first began to serve in that position. The person has served consecutive terms since that date. The end date refers to the end of the current term.

[2]	The Executive Officers are the officers of the Board. They are not compensated for director or officer duties.

[3]	All Directors serve without compensation.
[4]	The Significant Employees are full-time employees of the issuer.

2 of 5

Family Relationships

There are no family relationships among the Executive Officers, Directors, and Significant Employees.

Item 4. Security Ownership of Management and Certain Securityholders

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock	All executive officers and directors as a group	Collectively hold 3 shares of common stock.	None	0.68%

Item 5. Interest of Management and Others in Certain Transactions

As a cooperative association, Shared Capital regularly engages in transactions, including significant transactions with our members in the normal course of business. During the fiscal years 2019-2023, Shared Capital engaged in the following significant transactions related to directors and executive officers. All were in the normal course of business.

Terence Courtney is a director of Shared Capital and is also an employee of the Federation of Southern Cooperatives, which is a member, investor, and borrower of Shared Capital. The Federation of Southern Cooperatives made a $250,000 purchase of Shared Capital Class A Preferred Shares in 2020. In 2020, the Federation of Southern Cooperatives received a $500,000 line of credit from Shared Capital (partially guaranteed by the Preferred Shares), and in 2021, Shared Capital renewed another line of credit in the amount of $225,000, which had originally been approved in 2018. Those lines of credit have been converted to a single installment loan, the outstanding principal of which was $470,446 as of December 31, 2023.

Camille Kerr is a director of Shared Capital and is also a co-founder and organizer of ChiFresh Kitchen, LWCA (ChiFresh Kitchen), a worker cooperative, which is a member and borrower of Shared Capital. Shared Capital made a loan of $350,000 to ChiFresh Kitchen in 2021. Kerr is also affiliated with Jumpstart Housing Cooperative, to which Shared Capital made a loan of $510,000 in 2023. Kerr purchased $23,000 of Shared Capital Class A Preferred Shares in 2019 through a self-directed IRA.

Christina Jennings is Executive Director of Shared Capital and serves as Treasurer on the Board of Directors for Cooperative Development Foundation (CDF). CDF made a $100,000 debt investment in Shared Capital in 2021, adding to two previous investments in 2018 and 2016.

Holly Jo Sparks is a director of Shared Capital, and is also a director at NASCO Properties, Inc., which made debt investments in Shared Capital totaling $303,856 in 2019.

Julie Ristau is a director of Shared Capital and purchased $1,000 of Shared Capital Class A Preferred Shares in 2021.

Item 6. Other Information

There are no additional disclosures for the annual period pursuant to Form 1-U requirements.

Item 7. Financial Statements

(a)	Audit. Attached.

(b)	Information only

(c)	Information only

(d)	Balance Sheet. See spreadsheet 2022 SCC Financials; Balance Sheet tab.

(e)	Statements of income cash flows, and changes in stockholders’ equity. See spreadsheet 2022 SCC Financials; Income Statement, Cash Flows, and Change in Equity tabs.

(f)	Oil and Gas Producing Activities. N/A

(g)	Financial Statements of and Disclosures About Guarantors and Issuers of Guaranteed Securities. N/A

3 of 5

FINANCIAL STATEMENTS

December 31, 2023 and 2022

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Shared Capital Cooperative

St. Paul, Minnesota

Opinion

We have audited the financial statements of Shared Capital Cooperative, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Shared Capital Cooperative as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Shared Capital Cooperative and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Adoption of New Accounting Guidance

As discussed in Note 1 to the financial statements, Shared Capital Cooperative adopted the Financial Accounting Standards Board’s Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326) and all subsequently issued clarifying ASUs as of January 1, 2023. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shared Capital Cooperative’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Wegner CPAs, LLP

Madison, Wisconsin

April 16, 2024

SHARED CAPITAL COOPERATIVE

BALANCE SHEETS

December 31, 2023 and 2022

	2023	2022
ASSETS
CURRENT ASSETS
Cash	$2,908,090	$6,057,325
Accounts receivable	13,823	616,373
Prepaid expenses	84,291	105,486
Accrued interest receivable	157,774	82,979
Current portion of notes receivable	6,895,101	4,843,226
Total current assets	10,059,079	11,705,389

Property and equipment - net	12,659	25,701
Intangible assets - net	7,868	10,527

OTHER ASSETS
Operating lease right-of-use asset	131,325	155,968
Security deposit	3,000	3,000
Equity investments in other cooperatives - net	300,000	300,000
Membership equity in other cooperatives	10,075	5,075
Notes receivable - net of current portion and loan loss allowance	14,942,823	10,732,349
Deferred taxes - net	18,000	14,000

Total assets	$25,484,829	$22,952,009

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$1,399,286	$56,137
Accrued expenses	34,302	28,125
Deferred revenue	2,054,560	1,755,675
Funds held for others	401,827	298,913
Income taxes payable	2,510	36,188
Current portion of accrued interest payable	161,315	195,134
Current portion of operating lease liabilities	33,301	30,766
Current portion of long-term debt	3,318,213	2,727,428
Total current liabilities	7,405,314	5,128,366

LONG-TERM LIABILITIES
Operating lease liabilities net of current portion	98,757	125,202
Accrued interest payable net of current portion	177,252	167,599
Line of credit	1,000,000	-
Long-term debt net of current portion and loan costs	12,107,232	13,416,226

Total liabilities	20,788,555	18,837,393

EQUITY
Preferred stock, $10 par value, 500,000 shares authorized, 393,109 and 339,098 shares issued and outstanding	3,931,085	3,390,975
Common stock - voting, $10 par value, 1,000 shares authorized, 464 and 434 shares issued and outstanding	4,640	4,340
Common stock - nonvoting, $10 par value, 500,000 shares authorized, 155,645 and 155,590 shares issued and outstanding	1,556,451	1,555,901
Additional paid-in capital	682,068	659,292
Retained patronage	98,525	99,077
Accumulated deficit	(1,576,495)	(1,594,969)

Total equity	4,696,274	4,114,616

Total liabilities and equity	$25,484,829	$22,952,009

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF INCOME

Years Ended December 31, 2023 and 2022

	2023	2022
REVENUE
Interest income - loans	$1,244,654	$956,637
Interest income - cash accounts	65,322	42,996
Loan fees	260,607	153,080
Loan recovery income	22,084	-
Grants and contributions	2,239,101	1,365,831
Consulting income	19,035	8,000
Investment income	-	13,702
Other	9,000	6,500

Total revenue	3,859,803	2,546,746

EXPENSES
Contributions	1,170,958	209,921
Personnel	1,107,023	947,969
Provision for loan losses	448,703	212,972
Interest	378,162	358,900
Outside services	171,365	145,452
Professional services	107,377	88,661
Seminars, travel, and training	85,182	80,354
Occupancy	61,107	55,305
Office supplies	57,160	32,790
Advertising	37,813	62,061
Fees	16,387	5,793
Depreciation and amortization	15,701	19,411
Dues	7,900	8,557
Board expense	300	1,763

Total expenses	3,665,138	2,229,909

Net income before income taxes and patronage dividend	194,665	316,837

Provision for income taxes	(47,981)	(126,532)
Patronage dividend	-	(17,402)

Net income	$146,684	$172,903

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF EQUITY

Years Ended December 31, 2023 and 2022

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity
Balance December 31, 2021	$2,590,147	$4,170	$1,557,901	$657,590	$82,785	$(1,665,068)	$3,227,525

Purchases	698,024	170	-	4,402	-	-	702,596
Redemptions	-	(10)	-	(4,690)	(1,110)	-	(5,810)
Stock converted	-	10	(2,000)	1,990	-	-	-
Preferred stock dividend	102,804	-	-	-	-	(102,804)	-
Patronage dividend	-	-	-	-	17,402	-	17,402
Net income	-	-	-	-	-	172,903	172,903

Balance December 31, 2022	3,390,975	4,340	1,555,901	659,292	99,077	(1,594,969)	4,114,616

Purchases	411,900	300	25	30,640	-	-	442,865
Redemptions	-	-	-	(7,339)	(552)	-	(7,891)
Stock converted	-	-	525	(525)	-	-	-
Preferred stock dividend	128,210	-	-	-	-	(128,210)	-
Patronage dividend	-	-	-	-	-	-	-
Net income	-	-	-	-	-	146,684	146,684

Balance December 31, 2023	$3,931,085	$4,640	$1,556,451	$682,068	$98,525	$(1,576,495)	$4,696,274

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$146,684	$172,903
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	15,701	19,411
Change in loan loss allowance	5,549	212,973
Amortization of loan costs	5,114	2,411
Amortization of operating lease right-of-use asset	24,643	32,181
Forgiveness of notes payable	(1,500,000)	-
Deferred taxes	(4,000)	73,000
(Increase) decrease in assets
Accounts receivable	602,550	(425,697)
Prepaid expenses	21,195	(10,893)
Accrued interest receivable	(74,795)	(4,381)
Equity investments in other cooperatives - net	-	(145,440)
Membership equity in other cooperatives	(5,000)	(75)
Increase (decrease) in liabilities
Accounts payable	1,343,149	38,416
Accrued expenses	6,177	8,617
Deferred revenue	298,885	1,019,987
Operating lease liabilities	(23,910)	(32,181)
Funds held for others	102,914	(32,126)
Income taxes payable	(33,678)	5,168
Accrued interest payable	(24,166)	36,607

Net cash flows from operating activities	907,012	970,881

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from notes receivable	9,314,102	2,934,807
Purchases of property and equipment	-	(13,767)
Proceeds from issuance of notes receivable	(15,582,000)	(6,927,794)

Net cash flows from investing activities	(6,267,898)	(4,006,754)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	1,000,000	-
Proceeds from issuance of long-term debt	1,901,341	1,697,151
Payments on long-term debt	(1,113,876)	(1,753,920)
Payments of debt issuance costs	(10,788)	(9,100)
Purchases of common stock	30,965	4,572
Redemptions of common stock	(7,339)	(4,700)
Purchases of preferred stock	411,900	698,024
Patronage dividend retained	-	17,402
Redemptions of retained patronage	(552)	(1,110)

Net cash flows from financing activities	2,211,651	648,319

Net change in cash	(3,149,235)	(2,387,554)

Cash at beginning of year	6,057,325	8,444,879

Cash at end of year	$2,908,090	$6,057,325

SUPPLEMENTARY DISCLOSURES
Cash paid for interest	$397,214	$317,915
Cash paid for income taxes	52,204	69,260
Preferred stock dividend	128,210	102,804

See accompanying notes.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shared Capital Cooperative (Shared Capital) is a member-owned and member- governed financial intermediary loan fund whose mission is to build a just, equitable, and democratic economy by investing in cooperative enterprises. Shared Capital provides financing to consumer, worker, housing, and producer cooperatives and their members throughout the United States.

Formed in 1978, Shared Capital is organized as a cooperative association under Chapter 308A of Minnesota law and has over 300 member cooperatives and over 100 individual members. Shared Capital obtains funds from its members as well as from non-member individuals and institutions interested in supporting the cooperative economy.

Accounts Receivable

Shared Capital considers all accounts receivables to be fully collectible based on based on historical experience, economic conditions, business conditions, and collection efforts. Accordingly, no allowance for doubtful accounts has been established. If amounts become uncollectible, they will be charged to operations when that determination is made.

Notes Receivable

Shared Capital provides commercial loans to cooperatively owned businesses and housing organizations throughout the United States. The ability of the borrowers to honor their contracts is dependent upon sound management of the cooperative, general economic conditions, and the value of collateral, including real estate, equipment, and other business assets securing the loan.

Notes receivable are stated at unpaid principal balances, less an allowance for loan losses. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amount outstanding.

Loans are placed on non-accrual status or written off if all or a portion of the loan is deemed to be uncollectible by management based on economic conditions, business conditions, and collection efforts. It is Shared Capital’s policy that any loan that is more than 120 days delinquent will be written off unless management determines that repayment of the loan is imminent, whether through collections, liquidation, or foreclosure. The Board of Directors must approve the write off of any loan, generally upon recommendation from the Loan and Finance Committees.

Property and Equipment

Purchases of property and equipment over $1,000 are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets, five years for leasehold improvements and three to ten years for office equipment and furniture.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets consist of website development and trademark costs. Website development costs are amortized over 3 years and trademark costs are amortized over 10 years using the straight-line method.

Adoption of New Accounting Guidance

On January 1, 2023 Shared Capital adopted the Financial Accounting Standards Board’s Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326) and all subsequently issued clarifying ASUs. The main difference between previous guidance and Topic 326 is the recognition of losses on financial instruments. Under Topic 326, businesses account for losses under an expected loss methodology rather than an incurred loss methodology. Topic 326 requires the immediate recognition of estimated credit losses expected to occur over the life of financial assets such as notes receivable. Expected losses are based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Allowance for Loan Losses

The allowance for loan losses is a non-cash reserve established against expected losses on notes receivable. Each loan in the portfolio is assigned a risk rating and each rating has a corresponding percentage that must be set aside as an allowance. The ratings and the allowance are evaluated regularly by management based upon qualitative factors that require a high degree of management judgment. These factors include adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, and prevailing economic conditions. The Loan Committee establishes initial risk ratings at the time loans are approved and must approve any changes to ratings. On a quarterly basis the Loan Committee reviews and approves all risk ratings and the allowance for loan losses. The Board of Directors reviews the allowance and risk ratings at least annually.

The allowance for loan losses is established as losses are estimated. Loan losses are charged against the allowance when management believes the loan is uncollectible. Subsequent recoveries are recorded as loan recovery income.

In addition to the accrual-based allowance for loan losses, Shared Capital holds cash reserves for its loans made through the Accelerate Employee Ownership Program. At December 31, 2023 and 2022, these cash reserves totaled $290,000.

Loan Costs

Loan costs are the costs, including legal fees, associated with obtaining specific long-term liabilities. Loan costs of $30,576 and $19,418 at December 31, 2023 and 2022 are being amortized over the length of the underlying notes payable. Amortization of loan costs, recorded as interest expense in the statements of income, was $5,114 and $2,411 for 2023 and 2022. Accumulated amortization was $9,750 and $4,636 at December 31, 2023 and 2022.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subscription Fees

Subscription fees consist of costs associated with the issuance of preferred equity in Shared Capital and are recorded on the balance sheets as a reduction of additional paid-in capital. Subscription fees totaled $125,548 and $113,908 at December 31, 2023 and 2022.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Shared Capital is taxed as a cooperative and is subject to the provisions of Subchapter T of the Internal Revenue Code. The Bylaws of Shared Capital require the cooperative to annually distribute net income from patronage to its members, based on their patronage with Shared Capital (interest paid by borrowers), at the discretion of the Board of Directors. Distributions in the form of qualified patronage dividends reduce Shared Capital’s income tax liability. However, losses in Shared Capital’s patronage business may be carried forward to offset future distributions of net income from patronage.

Revenue Recognition

Grants and contributions revenue is recognized when Shared Capital fulfills its performance obligations required by an award. Conditional awards that have been received but have not yet been recognized as revenue are shown as deferred revenue on the balance sheets.

Loan fees revenue consist of non-refundable commitment fees, which are recognized as income when a loan is approved; loan origination fees, which are recognized as income when a loan is closed; and loan servicing fees received from participating lenders/investors and organizations for whom Shared Capital services loans, which are recognized as income when earned.

Investment income consists of dividends and gains on equity investments in other cooperatives.

Leases

Shared Capital does not recognize short-term leases in the balance sheet. For these leases, Shared Capital recognizes the lease payments in the results of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. Shared Capital also does not separate nonlease components from lease components for all classes of underlying assets and instead accounts for each separate lease component and the nonlease components associated with that lease component as a single lease component. If the rate implicit in the lease in not readily determinable, Shared Capital uses a risk-free rate as the discount rate for the lease for all classes of underlying assets.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Date of Management’s Review

Management has evaluated subsequent events through April 16, 2024, the date which the financial statements were available to be issued.

NOTE 2 - NOTES RECEIVABLE

Recorded investments in loans by portfolio segment at December 31, 2023 and 2022 consisted of the following:

	2023	2022
Cooperative housing mortgage loans	$6,904,733	$4,692,111
Cooperative business mortgage loans	3,770,610	1,489,590
Cooperative business loans	12,670,294	10,914,160
Loans to individuals to purchase cooperative housing (Share)	61,027	69,154
Microenterprise	26,249	-
Total notes receivable	23,432,913	17,165,015
Less current portion of notes receivable	6,895,101	4,843,226
Less allowance for loan losses	1,594,989	1,589,440
Notes receivable - net of current portion and loan loss allowance	$14,942,823	$10,732,349

In addition to the loans summarized above, December 31, 2023 and 2022 Shared Capital serviced $4,784,603 and $2,964,768 in off-balance sheet loans, including $4,643,599 and $2,725,889 of loan participations, which have been sold to other lenders and loan funds administered for other organizations.

Descriptions of the loan portfolio segments are as follows:

●	Cooperative housing mortgage loans are loans for multifamily housing properties secured by a mortgage.
●	Cooperative business mortgage loans are loans for commercial real estate secured by a mortgage.
●	Cooperative business loans are loans secured by other business assets excluding real estate.
●	Loans to individuals are loans to purchase cooperative housing.
●	Loans to cooperative businesses in the developmental stage.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 2 - NOTES RECEIVABLE (continued)

The change in the allowance for loans losses in 2023 and 2022 consisted of the following:

	2023	2022
Beginning allowance	$1,589,440	$1,376,467
Loans written off	(443,153)	-
Increase in provision for loan losses	448,702	212,973
Ending allowance	$1,594,989	$1,589,440

The allowance for loan losses by portfolio segment at December 31, 2023 and 2022 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro- enterprise	Total
Beginning allowance	$144,255	$51,557	$1,393,282	$346	$-	$1,589,440
Loans written off	-	-	(443,153)	-	-	(443,153)
Increase (decrease)	93,068	82,427	270,318	264	2,625	448,702
2023 Ending allowance	$237,323	$133,984	$1,220,447	$610	$2,625	$1,594,989
Beginning allowance	$84,509	$33,227	$1,258,347	$384	$-	$1,376,467
Loans written off	-	-	-	-	-	-
Increase (decrease)	59,746	18,330	134,935	(38)	-	212,973
2022 Ending allowance	$144,255	$51,557	$1,393,282	$346	$-	$1,589,440

The aging of loans by portfolio segment at December 31, 2023 and 2022 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro- enterprise	Total
Current	$6,904,733	$3,770,670	$12,669,583	$61,027	$26,249	$23,432,262
31 - 90	-	-	-	-	-	-
90 + days	-	-	651	-	-	651
2023 Total	$6,904,733	$3,770,670	$12,670,234	$61,027	$26,249	$23,432,913
Current	$4,692,111	$1,489,590	$10,914,160	$69,154	$-	$17,165,015
31 - 90	-	-	-	-	-	-
90 + days	-	-	-	-	-	-
2022 Total	$4,692,111	$1,489,590	$10,914,160	$69,154	$-	$17,165,015

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 2 - NOTES RECEIVABLE (continued)

The credit quality of loans receivable at December 31, 2023 and 2022 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro- enterprise	Total
A	$1,307,000	$-	$-	$61,027	$-	$1,368,027
B	3,308,683	2,727,490	4,009,702	-	-	10,045,875
C	2,078,255	1,043,180	5,095,555	-	-	8,216,990
D	210,795		2,794,326	-	26,249	3,031,370
E	-	-	-	-	-	-
F	-	-	-	-	-	-
G	-	-	770,651	-	-	770,651
2023 Total	$6,904,733	$3,770,670	$12,670,234	$61,027	$26,249	$23,432,913
A	$1,204,523	$-	$53,799	$69,154	$-	$1,327,476
B	2,638,178	1,146,108	3,824,223	-	-	7,608,509
C	637,539	343,482	4,624,570	-	-	5,605,591
D	211,871	-	1,073,402	-	-	1,285,273
E	-	-	137,640	-	-	137,640
F	-	-	340,516	-	-	340,516
G	-	-	860,010	-	-	860,010
2022 Total	$4,692,111	$1,489,590	$10,914,160	$69,154	$-	$17,165,015

Category	Description of Creditworthiness	Commercial	Share
A+	Highest credit quality, borrower is stable and reliable	0%	0%
A	Borrower is stable and reliable	1%	0.5%
B	Good borrower, but some recent internal or external changes	3%	2%
C	Good borrower, but recent significant internal or external changes	5%	3%
D	Borrower is either rebounding or heading into a period of significant difficulties	10%	6%
E	Relatively weak borrower facing some internal or external challenges	15%	10%
F	Weak borrower facing significant challenges	25+ %	25+ %
G	Doubtful	Up to 100%	Up to 100%

Loans are considered impaired if it is likely that at least some of the principal and interest payments will not be collected. All loans are individually reviewed for impairment. Two business loans receivable totaling $443,153 were written off as uncollectable in 2023. No loans were written off as uncollectable in 2022.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 3 - EQUITY INVESTMENTS IN OTHER COOPERATIVES

Shared Capital holds equity investments as part of its financing activities. At December 31, 2023 and 2022, the investments were comprised of $300,000 of preferred stock in a food cooperative and $10,000 of preferred stock in a worker cooperative. Shared Capital recorded allowances for collectability on these investments of $10,000 at December 31, 2023 and 2022.

NOTE 4 - MEMBERSHIP EQUITY IN OTHER COOPERATIVES

Membership equity in other cooperatives primarily consists of an investment in National Cooperative Bank (NCB). Shared Capital held $10,000 and $5,000 of Class B membership shares in NCB at December 31, 2023 and 2022. Shared Capital also held $75 in membership shares in Seward Community Co-op at December 31, 2023 and 2022. Shared Capital does not consider this part of its financing activities or its investment portfolio.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2023 and 2022 consisted of the following:

	2023	2022
Leasehold improvements	$16,333	$16,333
Office equipment and furniture	82,284	82,284
Property and equipment	98,617	98,617
Less accumulated depreciation	85,958	72,916
Property and equipment - net	$12,659	$25,701

Depreciation expense for 2023 and 2022 was $13,042 and $16,752.

NOTE 6 - INTANGIBLE ASSETS

Intangible assets at December 31, 2023 and 2022 consisted of the following:

	2023	2022
Intangible assets - gross	$44,656	$44,656
Less accumulated amortization	36,788	34,129
Intangible assets - net	$7,868	$10,527

Amortization expense for 2023 and 2022 was $2,659.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 7 - LINE OF CREDIT

Shared Capital has a $1,000,000 unsecured line of credit with NCB which expires in December 2025. It bears an interest rate of 30-day Averaged Secured Overnight Financing Rate plus 225 basis points. Shared Capital’s outstanding balance on the line of credit was $1,000,000 and $0 at December 31, 2023 and 2022.

NOTE 8 - LEASES

Shared Capital leases office space in St. Paul, Minnesota under an operating lease that expires in 2027.

The components of total lease cost are as follows:

	2023	2022
Operating lease expense	$39,613	$36,125
Short-term lease expense	-	-
Variable lease expense	6,448	-
Total lease expense	$46,061	$36,125

Other information related to operating leases is as follows:

	2023	2022
Operating cash flows from operating leases	38,880	32,925
ROU assets obtained in exchange for new operating lease liabilities	7,176	184,949
Weighted-average remaining lease term in years for operating leases	3.58	4.58
Weighted-average discount rate for operating leases	5.50%	5.50%

The maturities of operating lease liabilities as of December 31, 2023 are as follows:

2024	$39,552
2025	40,046
2026	41,248
2027	24,477
Total minimum lease payments	145,323
Imputed interest	(13,265)
Total lease liabilities	$132,058

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 9 - LONG-TERM DEBT

Long-term debt primarily consists of various notes payable to institutional investors, other cooperatives, and individuals.

Long-term debt at December 31, 2023 and 2022 consisted of the following:

	2023	2022
Senior loans payable	$9,292,434	$9,832,434
Subordinate loans payable	6,046,334	6,219,899
Paycheck Protection Program loan	107,134	106,103
Long-term debt	15,445,902	16,158,436
Less current portion of long-term debt	3,318,213	2,727,428
Less loan costs	20,457	14,782
Long-term debt net of current portion and loan costs	$12,107,232	$13,416,226

Some of the loans payable are subject to covenants as outlined in the loan agreements.

Future minimum principal payments on long-term debt consist of the following:

Due on demand	$317,294
2024	3,000,918
2025	1,209,672
2026	1,104,790
2027	1,237,913
2028	2,205,974
Thereafter	6,369,341
Long-term debt	$15,445,902

The notes payable at December 31, 2023 and 2022 have interest rates ranging from 0% to 5%, are unsecured, and mature through 2034.

In April 2020, Shared Capital applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. Shared Capital received a 1% interest loan from this program, repayable in 24 months, which is included in the long-term debt tables above. The PPP loan balance, part of the current portion of long-term debt, was $107,134 and $106,103 at December 31, 2023 and 2022.

In 2022 the SBA informed Shared Capital that the PPP award does not meet the criteria for loan forgiveness due to Shared Capital’s status as a for-profit financial institution. Shared Capital has appealed this decision. The maturity date was extended for 24 months while the SBA reviews this matter. Shared Capital is prepared to repay the loan if the appeal is unsuccessful.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 10 - CONCENTRATION OF CREDIT RISK

Shared Capital maintains cash balances at two financial institutions located in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2023 and 2022, Shared Capital’s uninsured cash balances totaled approximately $2,443,000 and $5,591,000.

NOTE 11 - FUNDS HELD FOR OTHERS

Shared Capital has an agreement with NASCO Development Services (NDS) to provide loan servicing functions for its Kagawa Fund. Shared Capital accumulates principal and interest collections, net of remitting interest due to investors of the Kagawa Fund, for use in providing additional loans on behalf of Kagawa Fund. NDS and the Kagawa Fund investors bear all risk of loss pertaining to these loans. Shared Capital receives a servicing fee for administering the portfolio and closing and origination fees on new loans issued.

At December 31, 2023 and 2022, Shared Capital held $401,827 and $298,913 in funds payable to NDS and available for lending. At December 31, 2023 and 2022, Shared Capital was servicing $141,064 and $238,879 of loans for the Kagawa Fund, which were not recorded on Shared Capital’s balance sheets.

NOTE 12 - PREFERRED STOCK

At the discretion of the Board of Directors, Shared Capital may pay holders of preferred stock an annual dividend of up to 8% in the form of cash, additional shares of preferred stock, or equity credits. The preferred stock has no voting rights and shares may only be transferred upon the approval of the Board of Directors. The preferred stock has a liquidation preference over other equity.

As conditions of their investments, two foundations that hold preferred shares in Shared Capital in the amounts of $250,000 and $500,000 have certain rights to request redemption of all or part of their preferred stock under certain conditions.

NOTE 13 - DIVIDENDS

In 2023 and 2022 Shared Capital’s Board of Directors declared preferred stock dividends in the amount of $128,210 and $102,804, which reflect a 5% return each year to investors on prior year holdings.

Shared Capital’s Board of Directors declared nonqualified patronage dividends on 2022 earnings in the amount of $17,402. The dividends were recorded as a component of retained patronage on the balance sheets. The dividends will not be tax deductible to Shared Capital until the year the cash is disbursed to the cooperative’s members.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 14 - RETIREMENT PLAN

Shared Capital has established a salary deferral retirement plan with matching contributions for participating employees. The plan has received IRS approval under Section 408(p) of the Internal Revenue Code. The plan covers all employees who have met certain service requirements. Shared Capital will match the elective contributions of an employee in an amount not exceeding 3% of the employee’s compensation. Matching contributions totaled $24,156 and $20,258 for 2023 and 2022.

NOTE 15 - COMMITMENTS

As of December 31, 2023, Shared Capital has made commitments of approximately $2,812,000 to lend funds in the normal course of business to meet the financing needs of its members. These are commitments to extend credit that involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

NOTE 16 - INCOME TAXES

The provision for income taxes for 2023 and 2022 was comprised of the following:

	2023	2022
Current federal income tax expense	$(42,935)	$(45,868)
Current state income tax expense	(9,046)	(7,664)
Deferred income tax benefit (expense)	4,000	(73,000)
Provision for income taxes	$(47,981)	$(126,532)

Deferred taxes consist of the future tax effects of net operating loss carryforwards and timing differences between costs recorded as expenses for financial statement purposes and deductions for income tax purposes.

Shared Capital’s total deferred tax asset, valuation allowance, and total deferred tax liability at December 31, 2023 and 2022 consisted of the following:

	2023	2022
Total deferred tax asset	$18,000	$16,000
Valuation allowance	-	-
Total deferred tax liability	-	(2,000)
Deferred taxes - net	$18,000	$14,000

Shared Capital has net operating loss carryforwards with the state of Minnesota of approximately $158,000 that begin to expire in 2028. Realization of the deferred tax asset is primarily dependent upon sufficient future taxable income during the net operating loss carry forward period.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 17 - MULTI-YEAR AWARD

In January 2019, Shared Capital finalized a financial arrangement with a funder, New World Foundation, through its Quality Jobs Fund to expand employee ownership and create and sustain high-quality jobs in local communities. New World Foundation provided Shared Capital with a $4,000,000 forgivable loan to be disbursed in three tranches. The first two tranches, in the amount of $1,500,000 each, were received in 2019 and 2021, and the final tranche of $1,000,000 was received in 2023.

Upon meeting certain benchmarks, all or parts of Shared Capital’s loan payable to New World Foundation will be forgiven in future years. Under the terms of its agreement with a program partner organization, Shared Capital will retain 40% of any funds that are forgiven and 60% will be allocated to the partner organization. $1,500,000 of the note Cooperative’s note payable to New World Foundation was forgiven in 2023, and a $900,000 donation was recorded.

NOTE 18 - RELATED PARTIES

Several directors of Shared Capital are employed by, or are directors of, Shared Capital member organizations or other organizations that borrow from, lend to, or hold common or preferred stock in Shared Capital. Several Shared Capital directors as well as several staff members are members of the cooperative’s individual class of members and hold common stock. They may also lend to Shared Capital.

Several staff members are directors of member organizations or other organizations that borrow from, lend to, award grant funding to, or hold common or preferred stock in Shared Capital.

Such activities were in the ordinary course of business at normal credit terms, including interest rates and collateralization, and do not represent more than a normal risk of collection.

Significant related party activities for 2023 and 2022 are summarized as follows:

	2023	2022
Equity and deposits in related parties	$310,000	$310,000
Notes receivable from related parties	5,407,718	2,496,729
Long-term debt payable to related parties	719,904	684,075
Preferred stock held by related parties	723,617	689,600
Interest income earned from related parties	182,996	133,524
Interest expense incurred to related parties	24,558	47,710
Lines of credit from related parties	1,000,000	-

Additionally, an employee of NCB is a member of Shared Capital’s loan committee. Shared Capital holds membership equity in NCB as disclosed in Note 4 and has a line of credit as disclosed in Note 7. NCB also holds membership equity in Shared Capital.

Item 8. Exhibits

Exhibit 2(a)(i):	Articles of Incorporation as Restated*
Exhibit 2(a)(ii):	All Amendments to Articles of Incorporation after Restatement*
Exhibit 2(b):	Bylaws in Effect as of the Date of the Offering Statement*
Exhibit 3(a):	Form of Investment Note*
Exhibit 4(a):	Form of Shared Capital Cooperative Subscription Agreement for Class A Preferred Stock*
Exhibit 4(b):	Form of Shared Capital Cooperative Subscription Agreement for an Investment Note*
Exhibit 6(a):	CDFI Fund Assistance Agreement (1/27/2021)*
Exhibit 6(b):	CDFI 2021 RRP Assistance Agreement*
Exhibit 11:	Auditor Letter of Consent
Exhibit 12:	Opinion of Counsel re: Legality of Securities Offered*

*	Previously filed

4 of 5

SIGNATURES

Pursuant to the requirement of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	April 25, 2023

Pursuant to the requirement of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	April 25, 2024

Signature	/s/ Terence Courtney
Name	Terence Courtney
Title	President and Director
Date	April 25, 2024

Signature	/s/ Gail Patrice Anthony
Name	Gail Patrice Anthony
Title	Director
Date	April 25, 2024

Signature	/s/ Charity Schmidt
Name	Charity Schmidt
Title	Secretary and Director
Date	April 25, 2024

Signature	/s/ Camille Kerr
Name	Camille Kerr
Title	Vice President and Director
Date	April 25, 2024

Signature	/s/ Holly Jo Sparks
Name	Holly Jo Sparks
Title	Treasurer and Director
Date	April 25, 2024

Signature	/s/ Thomas Beckett
Name	Thomas Beckett
Title	Director
Date	April 25, 2024

5 of 5